Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of the Company

Sundial Growers Inc. (“Sundial” or the “Corporation”)

#300, 919 – 11th Avenue SW

Calgary, Alberta

T2R 1P3

Item 2 – Date of Material Change

June 5, 2020

Item 3 – News Release

A press release relating to the material changes described herein was disseminated on June 8, 2020 through Cision Newswire and posted on Sundial’s website. The press release was subsequently filed on SEDAR and EDGAR.

The details of the material changes are set out in the press release attached as Schedule “A”.

Item 4 – Summary of Material Change

Amendment and Restatement of Credit Agreement

On June 5, 2020, the Corporation entered into an amended and restated credit agreement among, inter alios, the Corporation, as borrower, ATB Financial and other persons party thereto from time to time as lenders (collectively, the “Lenders”), and ATB Financial, as administrative agent (the “Agent”) for the Lenders (the “ARCA”). Amendments to the Original First Lien Credit Agreement (as defined below) included a waiver of the Corporation’s first quarter 2020 covenants and elimination of financial covenants other than a minimum cash balance covenant of $2.5 million until December 31, 2020 or later and a covenant requiring the Corporation to raise capital raise of US$10 million by December 1, 2020. Additionally, principal repayments of $2.1 million per quarter have been rescheduled to commence on September 30, 2020.

Bridge Farm Closing

On June 5, 2020, the Bridge Farm Disposition (as defined below) closed. As consideration for the Bridge Farm Disposition, Project Giant Bidco Limited (the “Purchaser”) will (i) assume $45 million of debt under the Corporation’s former term debt facility under the Original SAF Credit Agreement (as defined below), (ii) assume the contingent consideration liabilities related to the remaining earn-out and additional share obligations under the original Project Seed Topco Limited (the “Target”) acquisition agreement, dated as of July 2, 2019, and (iii) cancel approximately 2,700,000 common shares in the capital of the Corporation (“Common Shares”) currently held by certain individuals affiliated with the Purchaser. The Corporation will not receive any cash consideration in connection with the transaction.

Restructuring and Novation Agreement

On June 5, 2020, the Corporation and SAF Jackson II LP, in its capacity as administrative agent, entered into a restructuring and novation agreement (the “Restructuring and Novation Agreement”) pursuant to which, inter alia, (a) the SGI Partnership assigned and the Corporation assumed a $73,227,465.75 portion of the debt obligation owed by the SGI Partnership to the SAF Lenders pursuant to the Original SAF Credit Agreement; (b) the SGI Partnership assigned and Sundial UK Limited (the “Seller”) assumed a $45,000,000 portion of the debt obligation owed by the SGI Partnership to the SAF Lenders (as defined below) pursuant to the Original SAF Credit Agreement; and (c) the Seller assigned and the Purchaser assumed such $45,000,000 portion of the debt obligation owed by the SGI Partnership to the SAF Lenders pursuant to the Original SAF Credit Agreement.

Securities Restructuring Agreement

On June 5, 2020, in connection with the Restructuring and Novation Agreement, the Corporation and SAF Jackson II LP entered into a securities restructuring agreement (the “Securities Restructuring Agreement”) providing for the issuance, by the Corporation, of a senior second lien convertible note of the Corporation, in the aggregate principal amount of $73,227,465.75 (the “SAF Note”), which SAF Note is convertible into Common Shares (subject to strict limitations) issuable pursuant to the terms of the SAF Note at an initial conversion price of US$1.00 per Common Share (the “SAF Note Issuance”), and Common Share purchase warrants to acquire up to 17,500,000 Common Shares at an exercise price of US$1.00 per warrant and Common Share purchase warrants to acquire up to 17,500,000 Common Shares at an exercise price of US$1.20 per warrant (together, the “SAF Warrants”) (the “SAF Warrants Issuance” and together with the SAF Note Issuance, the “SAF Transaction”). The SAF Note and the SAF Warrants firmly do not permit the holder to have beneficial ownership of Common Shares in excess of 9.99% (taking into account any other current holdings) of the outstanding Common Shares at any time. The holder will initially be restricted from converting the SAF Note and exercising the SAF Warrants.

Private Placement of Subordinated Convertible Notes and Warrants

On June 5, 2020, and concurrent with entering into the ARCA and the Securities Restructuring Agreement, the Corporation entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain private investors providing for the sale of a new series of unsecured subordinated convertible notes in the aggregate principal amount of US$18,000,000 (the “New Investor Notes”), convertible into Common Shares at an initial conversion price of US$1.00, and Common Share purchase warrants to acquire up to 14,457,059 Common Shares at an exercise price of US$0.9338 per Common Share (the “New Investor Warrants”). Proceeds from the sale of the New Investor Notes, net of original issue discount, placement agents’ fees and other expenses, amount to approximately US$13.3 million.

Canaccord Genuity LLC (“Canaccord”) and AltaCorp Capital Inc. (“AltaCorp”) acted as placement agents for the offering of the New Investor Notes and were each issued common share purchase warrants to acquire up to 540,000 Common Shares at an exercise price of US$1.00 per Common Share (the “Placement Agent Warrants”). Each Placement Agent Warrant also provides for certain registration rights. Each of Canaccord and AltaCorp will initially be restricted from exercising its Placement Agent Warrant.

Item 5 – Full Description of Material Change

Item 5.1 – Full Description of Material Change

Amendment and Restatement of Credit Agreement

The Corporation entered into a credit agreement dated August 29, 2019 among, inter alia, the Corporation, as borrower, the Lenders, as lender, and the Agent, as administrative agent for the Lenders (the “Original First Lien Credit Agreement”).

On June 5, 2020, the Corporation, the Lenders and the Agent agreed to amend and restate the Original First Credit Agreement on the terms and conditions set forth in the ARCA. Amendments to the Original First Lien Credit Agreement included a waiver of the Corporation’s first quarter 2020 covenants and elimination of financial covenants other than a minimum cash balance covenant of $2.5 million until December 31, 2020 or later and a covenant requiring the Corporation to raise capital raise of US$10 million by December 1, 2020. Additionally, principal repayments of $2.1 million per quarter have been rescheduled to commence on September 30, 2020.

Bridge Farm Closing

On May 15, 2020, the Corporation, as guarantor, and the Seller, a wholly owned subsidiary of the Corporation, entered into a share purchase agreement (the “SPA”) with, inter alios, the Purchaser, a company incorporated under the laws of England and Wales, to sell all of the issued and outstanding shares (the “Target Shares”) of the Target, which comprises the Corporation’s business known as Bridge Farm (the “Bridge Farm Disposition”). The SPA also contemplated the sale to the Purchaser of loan notes issued to the Seller by Project Seed Bidco Limited, a wholly owned subsidiary of the Target.

Restructuring and Novation Agreement

SGI Partnership (the “Original Borrower”), SAF Jackson II LP (the “Creditor”) and the other lenders from time to time party to the credit agreement as lenders (the “SAF Lenders”), and the Creditor, as administrative agent, were party to a credit agreement dated June 27, 2019, as supplemented by a waiver and consent dated August 29, 2019 (as supplemented, the “Original SAF Credit Agreement”).

On June 5, 2020, the Corporation and the Creditor, in its capacity as administrative agent, and the SAF Lenders, among others, entered into the Restructuring and Novation Agreement pursuant to which, inter alia, (a) the Original Borrower assigned all of Original Borrower’s right, title and interest in and to, and all benefits of Original Borrower under, the Original SAF Credit Agreement to the Corporation to the extent of $73,227,465.75 of the accommodations outstanding, together with deferred and accrued interest, on the date of such assignment (collectively, the “Parent Obligations Outstanding”) and the Corporation assumed and agreed to perform and discharge all obligations and liabilities of Original Borrower under the Original SAF Credit Agreement as if it were the original borrower and party to the Original Credit Agreement to the extent of the Parent Obligations Outstanding; (b) the Original Borrower assigned all of Original Borrower’s right, title and interest in and to, and all benefit of Original Borrower under, the Original SAF Credit Agreement to the Seller to the extent of $45,000,000 of the accommodations outstanding on the date of such assignment (the “Sundial UK Obligations Outstanding”) and the Seller assumed, and agreed to perform and discharge all the obligations and liabilities of Original Borrower under the Original SAF Credit Agreement as if it were the original borrower and party to the Original Credit Agreement to the extent of the Sundial UK Obligations Outstanding (the “First Assignment and Assumption”); and (c) immediately following the First Assignment and Assumption, the Seller assigned all of the Seller’s right, title and interest in and to, and all benefits of the Seller under, the Original Credit Agreement to the Pursuant to the extent of the Sundial UK Obligations Outstanding and the Purchaser assumed, and agreed to perform and discharge all the obligations and liabilities of the Seller under the Original Credit Agreement as if it were the original borrower and party to the Original Credit Agreement to the extent of the Sundial UK Obligations Outstanding.

Securities Restructuring Agreement

In connection with the Restructuring and Novation Agreement, the Corporation entered into the Securities Restructuring Agreement with the Creditor pursuant to which the Corporation and the Creditor amended and restated the Parent Obligations Outstanding by issuing the SAF Note and the SAF Warrants. The SAF Note and the SAF Warrants firmly do not permit the Creditor to have beneficial ownership of Common Shares in excess of 9.99% (taking into account any other current holdings) of the outstanding Common Shares at any time. The Creditor will initially be restricted from converting the SAF Note and exercising the SAF Warrants.

In connection with the SAF Transaction as set out above and as contemplated in the Securities Restructuring Agreement, the Corporation entered into a registration rights agreement to provide the Creditor and its permitted assigns certain rights to require the Corporation to register the Common Shares underlying the SAF Note and the SAF Warrants under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “U.S. Securities Act”), and applicable state securities laws and certain distribution rights under Canadian securities laws.

Private Placement of Subordinated Convertible Notes and Warrants

On June 5, 2020, and concurrent with entering into the ARCA and the Securities Restructuring Agreement, the Corporation entered into the Securities Purchase Agreement providing for the sale of an aggregate principal amount of US$18,000,000 of New Investor Notes, convertible into Common Shares at an initial conversion price of US$1.00, and the New Investor Warrants to acquire up to 14,457,059 Common Shares at an exercise price of US$0.9338 per Common Share. The New Investor Notes mature on June 5, 2022 and will not bear interest except in case of default.

The New Investor Warrants expire 42 months from the date that the underlying Common Shares become freely tradeable. Cash payments, if any, required under the New Investor Notes or New Investor Warrants will be subordinated in certain circumstances to payments under the ARCA and SAF Notes.

In connection with such sale, the Corporation also entered into a registration rights agreement to provide the holders of the New Investor Notes and the New Investor Warrants certain rights to require the Corporation to register the Common Shares underlying the New Investor Notes and the New Investor Warrants under the U.S. Securities Act.

Proceeds from the sale of the New Investor Notes, net of original issue discount, placement agents’ fees and other expenses, amount to approximately US$13.3 million, which will be used for general corporate purposes.

Canaccord and AltaCorp acted as placement agents for the offering of the New Investor Notes and were each issued Placement Agent Warrants to acquire up to 540,000 Common Shares at an exercise price of US$1.00 per Common Share. Each Placement Agent Warrant also provides for certain registration rights. Each of Canaccord and AltaCorp will initially be restricted from exercising its Placement Agent Warrant.

Item 5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7 – Omitted Information

Not Applicable.

Item 8 – Executive Officer

For further information, contact Sophie Pilon, Corporate Communications Manager at O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com.

Item 9 – Date of Report

June 8 2020

Cautionary Note Regarding Forward-Looking Information

This material change report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Sundial with respect to future business activities.

All statements in this material change report, other than statements of historical facts, including, but are not limited to, statements regarding the consummation of the Restructuring and Novation Agreement, the Securities Restructuring Agreement, the Securities Purchase Agreement, the Original Credit Agreement and the ARCA, are forward-looking statements.

Forward-looking statements or information relate to future events and future performance and include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “potential”, “is expected”, “anticipated”, “is targeted”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Sundial’s management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Sundial believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Corporation.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: failure to complete the Restructuring and Novation Agreement, the Securities Restructuring Agreement, and the Securities Purchase Agreement; the state of financial markets, regulatory approval; requirements for additional capital; interest rates; the global economy; the speculative nature of production activities; periodic interruptions to production, labor disputes; supply problems; uncertainty of production and cost estimates; changes in project parameters as plans continue to be refined; volatility of the market price of the Corporation’s common shares; insurance; competition; currency fluctuations; loss of key employees; other risks of the cannabis industry as well as those factors discussed in the section entitled “Risk Factors” in the Corporation’s Annual Report on Form 20-F dated March 30, 2020. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. The Corporation disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Corporation’s business contained in the Corporation’s reports filed with the securities regulatory authorities in Canada and the United States. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Sundial has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.

The Corporation provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Schedule “A”

Press Release

(attached)